AEM SPA

04036935

RECEIVED

2004 SEP 16 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/388/2004/MAN/AS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURRIER

September 10, 2004

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today announcing the results of the first semester of the Aem Group.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

dw 9/16

3.2004

PRESS RELEASE

AEM SPA: BOARD OF DIRECTORS APPROVES HALF YEAR RESULTS

ELECTRICITY SALES DOUBLE
TURNOVER: EURO 924 MILLION, + 31.4%
GROSS OPERATING MARGIN: EURO 268 MILLION, +21.4%
OPERATING RESULT: EURO 202 MILLION, +26.6%

Milan, 10th September 2004 -
Today, under the chairmanship of Mr Giuliano Zuccoli, the AEM S.p.A. Board of Directors met, discussed and approved the results of the first six months of 2004. During this period, increased production allowed electricity sales to double, thus contributing considerably to the gross operating margin, which exceeded Euro 268 million, a growth rate of 21.4% compared with the previous year.
"We are very happy with the results posted by the AEM Group in the first six months", stated the group's chairman, Giuliano Zuccoli. "They form the basis for an excellent result for the whole period and bear testimony to the management's capacity to translate excellent strategic intuition into valid operations".

<u>Summary of the AEM Group's results</u>

During the first six months of 2004, consolidated income reached Euro 924.2 million, which represents a growth of 31.4% compared with the corresponding accounting period for 2003.

The positive picture of the turnover can be attributed principally to the significant increase in the volumes of electricity sold, which reached 6,587 million kWh (+99.4%). The increase in sales related particularly to the sales of electricity to eligible end users and wholesalers, and was further substantiated by the transactions on the IPEX (Italian Power Exchange) markets, which started up on 1st April 2004. From that date on, on the contrary, electricity transfers ceased to captive market customers, on account of the distributing company's obligation to cover the demands of captive customers with purchases made exclusively from Acquirente Unico SpA.

The significant development in sales was substantiated by the expansion of production, which was also contributed to by the new 400 MW high efficiency combined cycle, installed at the Cassano d'Adda power plant, operative since November 2003, as well as the entry into force of agreements signed with Edipower S.p.A., which grant the AEM Group the right to use up to 20% of the installed electricity capacity.
Demand was covered by its self-produced energy to the extent of 4,926 million kWh (1,804 million kWh during the corresponding accounting period in 2003), as well as the purchase of 612 million kWh (1,656 million kWh at 30th June 2003) of energy produced by third parties, and 1,276 million kWh from supplies made by Acquirente Unico S.p.A..
Compared with the first six-month period in 2003, and net of energy from Edipower S.p.A's plants, thermoelectric power generation grew by 148.1%, whilst hydroelectric energy production decreased by 29.9% due to the reduced hydraulicity during the six-month period.

The overall contribution of the management of the distribution networks was also significant: the quantities of gas and electricity transported were 771 million cubic meters and 3,617 million kWh, respectively, a respective growth rate of 8.2% and 0.6% compared with the first six-month period in 2003.

During the six-month period in question, gas sales stood at 687 million cubic metres. Net of gas sales made in the fist six-months period of 2003 to Edipower, for a total of 193 million cubic metres (which were suspended from 1st January 2004, following the commencement of agreements for the transfer of production capacity to industrial partners), sales to end users during the period in question are substantially the same as those for the corresponding period in the previous year.
There was also a positive contribution returned by activities in the district heating and heat sector, which produced a turnover of Euro 18.2 million (Euro 13.9 million in June 2003). Sales of heat grew during the period by 14.5%.

External expenses totalling Euro 595,0 million grew by 42.5% compared with the first six-month period of 2003. This trend results principally from the increase in gas and fuel (coal and oil) purchases to support production, as well as the fees due under the *tolling agreements* concluded with Edipower S.p.A..
This increase in expenditure was to some extent attenuated by the high degree of efficiency of the new 400 MW combined cycle, which is operative at the Cassano d'Adda power plant.
Notwithstanding the significant increase in activities in the six-month period, labour costs were reduced by 5.7% and stood at Euro 60.9 million. This positive trend is due to the reduction in manpower under the organisational rationalisation programme, which is still in progress.

The joint effects of the above-mentioned dynamics have brought about an increase of 21.4% in the gross operating margin (EBITDA), which now stands at Euro 268.3 million (compared with Euro 221.0 million at 30th June 2003).
By virtue of the allocations for depreciation and amortizations worth Euro 56.5 million (compared with Euro 56.6 at 30th June 2003) and to the reserve fund for risk and expenses of Euro 9.8 million (compared with Euro 4.9 million at 39th June 2003), the operating result (EBIT) stood at Euro 202.0 million (compared with Euro 159.5 million at 30th June 2003), which is an increase of 26.6%.

The quotas of the result for companies calculated using the net assets method equivalent to Euro - 15.2 million, reflect the losses (e.Biscom S.p.A. and Mestni Plinovodi d.o.o.) or profits made (Malpensa Energia S.r.l., Società Servizi Valdisotto S.p.A.), as well as the amortization for the consolidation differences of those companies.

The financial management balance returned a negative result for the sum of Euro 16.0 million, an improvement with respect to the figure evidenced in the corresponding six-month period in 2003 (which stood at Euro -21.5 million at 30th June 2003).
The higher financial fees connected with the increased average debt were more than compensated for by financial income deriving from the use of currently available liquid assets (following the bond issue in October 2003), the positive effects of interest rate risk hedging and the value recovery of some shareholdings thanks to their improved stock market performance.

Profit before extraordinary items stood at Euro 170.8 million (compared with Euro 138.1 million at 30th June 2003) and increase of 23.7%.

Income from extraordinary items, equivalent to Euro 9.8 million, principally reflected the positive effects of the sale of a property. During the first six months of 2003, income from extraordinary items stood at euro 225.4 million following the sale of the shareholding in Fastweb S.p.A.. Gross consolidated profits for the period, net of the profits due to minorities, therefore stood at Euro 179.9 million (compared with Euro 362.8 million at 30th June 2003).

The company reckons that in the second half the trend will be positive, which will allow the 2004 accounting period to pursue a significant improvement vis-à-vis 2003.

A brief summary of the results, at 30th June 2004, is provided in the table below:

Millions of Euros	**30/06/2003**	**30/06/2004**	**changes**	**% 04/03**
Sales	592,0	788,2	196,2	33,1
Other income and proceeds	111,1	136,0	24,9	22,4
Labour costs	(64,6)	(60,9)	3,7	(5,7)
Gross Operating margin	**221,0**	**268,3**	**47,3**	**21,4**
Depreciation and provisions	(61,5)	(66,3)	(4,8)	7,8
Operating result	**159,5**	**202,0**	**42,5**	**26,6**
Affiliates	0,1	(15,2)	(15,3)	n.s.
Net financial results	(21,5)	(16,0)	5,5	(25,6)
Profit before extraordinary items and tax	**138,1**	**170,8**	**32,7**	**23,7**
Net extraordinary income/ costs	225,3	9,80	(215,5)	n.s.
Profit before tax	**363,4**	**180,6**	**(182,8)**	**(50,3)**
Minorities	(0,6)	(0,7)	(0,1)	16,7
Gross profit for the accounting period	**362,8**	**179,9**	**(182,9)**	**(50,4)**

Financial statement of the company

The net capital invested at 30th June 2004 amounted to Euro 2,979.8 million, an increase of Euro 430.0 million compared with 31st December 2003

Compared with the same date, the net increase in net fixed assets stood at Euro 233.6 million, whereas the working capital increased to Euro 196.4 million.
Net investments in tangible and intangible fixed assets stood at Euro 60.8 million. There was a net increase in fixed financial assets of Euro 224.5 million, which was prevalently due to the issue of the e.Biscom S.p.A bond conversion loan into shares on 12th January 2004, and undersigned by AEM in June 2003.

Amongst the sources, net shareholders' equity stood at Euro 1,145.7 million, an increase of Euro 91.5 million. This increase is equivalent to the difference between the gross profits for the period in question for the group, dividends distributed by the group leader and the variation of the net shareholders' equity held by minorities.

The total consolidated net financial position at 30th June 2004 resulted negative to the extent to Euro 1,522.0 million (compared with Euro -1,183.5 million at 31st December 2003), which reflects the accounting effects of the e.Biscom bond conversion loan (previously registered as a financial credit).

(Millions of Euros)	**31/12/2003**	**30/06/2004**
Invested capital		
Net fixed assets	2.603,1	2.836,7
Working capital	(53,3)	143,1
Total invested capital	**2.549,8**	**2.979,8**
Sources		
Net Shareholders' Equity	**1.366,3**	**1.457,8**
Total financial position beyond the next financial year	1.055,0	1.237,5
Total financial position within the next financial year	128,5	284,5
Total net financial position	**1.183,5**	**1.522,0**
Total coverage sources	**2.549,8**	**2.979,8**